UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Partnerships in Refining:

Suspension of competitive processes

Rio de Janeiro, July 3, 2018 – Petróleo Brasileiro S.A. – Petrobras, following up on the disclosures made on 04/27/2018, 05/23/2018 and 06/18/2018 regarding the competitive processes for the formation of partnerships in refining, informs that such processes are suspended until further notice, due to a temporary injunction issued by the Minister Ricardo Lewandowski, of the Federal Supreme Court, under the ADI 5624 MC/DF, which questions provisions of the State-Owned Companies Law (Law 13.303/2016).

The launch of the competitive processes for the formation of partnerships in refining occurred on 04/27/2018 and include the sale of 60% of the refineries Landulpho Alves (RLAM), in Bahia, and Abreu e Lima (RNEST), in Pernambuco, as well as the refinery Alberto Pasqualini (REFAP), in Rio Grande do Sul, and President Getúlio Vargas (REPAR), in Paraná, through the creation of subsidiaries and subsequent sale of its shares, including the transportation and logistics assets associated to these units as well.

These competitive processes are part of Petrobras strategic repositioning in refining, transportation and logistics segments, in line with Petrobras’ Strategic Plan and 2018-2022 Business and Management Plan, which provides for the establishment of partnerships and divestments as one of the main initiatives for risk mitigation, value adding, knowledge sharing, strengthening corporate governance and improving the company’s financiability.

These opportunities are consistent with the company’s proposed model disclosed on April 19, 2018, widely debated at the seminar “Petrobras Repositioning in Refining”, held at Fundação Getulio Vargas in Rio de Janeiro, with representatives of the Ministry of Mines and Energy (MME), the National Petroleum Agency (ANP), the Brazilian Institute of Petroleum, Natural Gas and Biofuels (IBP), the Industry and the Academy.

Petrobras is evaluating appropriate measures for its interests and the interest of its investors.

Facts deemed relevant will be timely disclosed to the market.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer